COMMUNITY WEST BANCSHARES
                                  AMENDMENT TO
                             1997 STOCK OPTION PLAN


     This Amendment to the Community West Bancshares 1997 Stock Option Plan, adopted by the Board of Directors of Community West Bancshares (the "Company") on January 23, 1997, and approved by the shareholders of the Company on December 31, 1997, is made this 22nd day of May 2003, in consideration of the following:

                                    RECITALS
                                    --------

     WHEREAS, the first sentence of Section 4 of the Community West Bancshares 1997 Stock Option Plan (the "Plan"), provides that the maximum number of option shares which may be granted to participants is 842,014 [as adjusted to reflect certain changes in capitalization pursuant to Section 15 of the Plan]; and

     WHEREAS, the Board of Directors of the Company voted to amend the first sentence of Section 4 of the Plan to increase the maximum number of option shares which may be granted to eligible participants under the Plan by 450,000 to 1,292,014;

     NOW, THEREFORE, it is agreed, as follows:

                                    AMENDMENT
                                    ---------

     1. The first sentence of Section 4 of the Plan is hereby amended to read as follows:

          "Subject to adjustments as provided in Section 15 hereof, the maximum number of shares of Common Stock which may be issued upon exercise of all Stock Options granted under this Plan is limited to One Million Two Hundred Ninety-Two Thousand and Fourteen (1,292,014), in the aggregate."

     2. Except as specifically set forth herein, the Plan shall remain in full force and effect.


                                        COMMUNITY WEST BANCSHARES



                                        By:___________________________

                                        Its:__________________________